P.E. 2/4/02

1157654

02013476

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 4, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

Enclosure: Two press releases dated January 31, 2002 and February 1, 2002 announcing (i) Technip-Coflexip's earnings releases and (ii) Technip-Coflexip's successful start-up and inauguration of the coke calciner plant of Alba in Bahrain.

PADOCS01/207441.1

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, 31 January 2002

CF2002-

TECHNIP-COFLEXIP 2002 EARNINGS RELEASES

Paris, France – Technip-Coflexip (NYSE: TKP and Euronext: 13170) announces today its 2002 schedule for earnings releases, the annual meeting and payment of dividends:

- 2001 Year-end Forecasted Results Release .... Wednesday, February 20, 2002
- 2001 Year-End Results Release .... Wednesday March 20, 2002
- 2001 Year-End Results Conference Call.................................... Thursday, March 21, 2002
- 2002 First Quarter Results Release .... Wednesday, May 22, 2002
- 2002 First Quarter Conference Call .... Thursday, May 23, 2002
- Annual Shareholders Meeting .... Thursday, May 23, 2002
- Payment of Dividend .... Friday, May 31, 2002
- 2002 Second Quarter Results Release .... Wednesday, September 4, 2002
- Second Quarter Results Conference Call .... Thursday, September 5, 2002
- 2002 Third Quarter Results Release .... Wednesday, November 20, 2002
- Third Quarter Results Conference Call............................. Thursday, November 21, 2002

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Press releases will be issued over main newswire services after the close of both Euronext and NYSE, approximately 6:30 p.m. Eastern Standard Time. All press releases are also posted on the company's website: www.technip-coflexip.com. Conference calls to review results will be held the day following the issue of the press release, dial-in details of the conference call will be announced in press releases to be issued in the 10 days prior to the results release. Conference calls will also be broadcast over the company website in a listen-only mode.

TECHNIP-COFLEXIP

With a workforce of about 18,000 and 2000 pro-forma revenues of nearly 4.5 billion euros, Technip-Coflexip ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New-York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

TECHNIP-COFLEXIP Group's web site can be accessed at: http://www.technip-coflexip.com

For more information, please contact:

TECHNIP-COFLEXIP
Press Relations: Sylvie Hallemans
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

TECHNIP-COFLEXIP
Miranda Weeks: Group Investor Relations Officer
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

TECHNIP-COFLEXIP

PRESS RELEASE

Paris-La Défense, February 1st, 2002

TECHNIP-COFLEXIP: SUCCESSFUL START-UP AND INAUGURATION OF THE COKE CALCINER PLANT OF ALBA IN BAHRAIN

TECHNIP-COFLEXIP (NYSE: Ticker TKP, Euronext: 13170)

Following successful test runs on performance and reliability carried out during 30 consecutive days of production, the Bahrain petroleum coke calcining plant project handled by TECHNIP-COFLEXIP was completed on January 20, 2002.

The official inauguration ceremony of the plant was held on January 30, 2002, in the presence of the Prime Minister of Bahrain, the Minister of Oil and Chairman of Aluminium Bahrain and Mr.Valot, Chairman of Technip-Coflexip's Management Board.

This lump sum turnkey project, worth about 220 million euros, was awarded in April 1999 by Aluminium Bahrain (ALBA) to Technip-Coflexip and was executed by its engineering center based in Düsseldorf, Germany.

Under the terms of the contract, Technip-Coflexip designed and built 2 grassroots petroleum calcining units of 450, 000 ton/year and 4 seawater desalination lines (41.000 m3/day) at Sitra, near Manama.

The major portion of calcinated coke will be used in making anodes in Alba's electrolysis plant and about 200,000 tons will be exported per year. The gas from furnaces will be burnt and the generated heat will feed boilers to produce steam which will be used by the seawater desalination lines. The facilities include a 20,000 m3 reservoir of drinking water for the Bahrain public distribution network.

ALBA is a major aluminium producer in the Middle East with a current production of 500,000 tons a year.

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TECHNIP-COFLEXIP

With a workforce of about 18,000 and 2000 pro-forma revenues of nearly 4.5 billion euros, TECHNIP-COFLEXIP ranks among the top five in the field of oil and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York (NYSE: TKP) and in Paris (EURONEXT: 13170). The main engineering and business centers of Technip-Coflexip are located in France, Italy, Germany, the UK, Norway, the Netherlands, the United States, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. The Group has high-quality industrial and construction facilities in France, Brazil, the UK, the USA, and Finland as well as a world class fleet of offshore construction vessels.

Technip-Coflexip's web-site is accessible at: http://www.technip-coflexip.com

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

TECHNIP-COFLEXIP
Press Relations: Sylvie Hallemans
Tel. +33 (0) 1 47 78 34 85
Fax +33 (0) 1 47 78 24 33
E-mail: shallemans@technip-coflexip.com

TECHNIP-COFLEXIP
Miranda Weeks: Group Investor Relations Officer
Tel. +33 (0) 1 55 91 88 27
Fax +33 (0) 1 55 91 87 11
E-mail: mweeks@technip-coflexip.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Technip has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2002

TECHNIP

By: /s/ Patrick Picard
Name: Patrick Picard
Title: Corporate Secretary